UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 2, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Till Capital Ltd.

File No. 000-55324 - CF#31865

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Till Capital Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the exhibits to a Form 20-F filed on November 19, 2014, as amended.

Based on representations by Till Capital Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.7	through August 31, 2015
Exhibit 4.8	through August 31, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary